                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

          /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002
                                       OR
        / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                 For the transition period from ______ to ______

                          Commission file number 1-9924

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 CITIGROUP INC.
                                 399 Park Avenue
                            New York, New York 10043

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                           DECEMBER 31, 2002 AND 2001

                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                           DECEMBER 31, 2002 AND 2001

                                TABLE OF CONTENTS


                                                                                          Page
Independent Auditors' Report                                                                1

Financial Statements:

    Statements of Net Assets Available for Plan Benefits
       as of December 31, 2002 and 2001                                                     2

    Statements of Changes in Net Assets Available for Plan Benefits
       for the Years Ended December 31, 2002 and 2001                                       3

    Notes to Financial Statements                                                           4

Supplemental Schedule:*

    Schedule I - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)            15
        - December 31, 2002

* Schedules required by Form 5500 which are not applicable have been omitted.

                          INDEPENDENT AUDITORS' REPORT

To The Plans Administration Committee of
Citigroup Inc.:

We have audited the accompanying statements of net assets available for plan benefits of Citibuilder 401(k) Plan for Puerto Rico (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for Plan benefits of the Plan as of December 31, 2002 and 2001, and changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i - Schedule of Assets (held at end of year) - December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.


/s/ KPMG LLP

New York, New York
June 27, 2003

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2002 AND 2001


                                                 2002             2001
                                                 ----             ----
ASSETS

Investments                                   $2,755,078          997,566
                                              ----------        ---------

Receivables:
    Dividends                                        498              368
    Employer Contributions                       473,435        1,234,013
                                              ----------        ---------

     Total Receivables                           473,933        1,234,381
                                              ----------        ---------

     TOTAL ASSETS                              3,229,011        2,231,947
                                              ----------        ---------


NET ASSETS AVAILABLE FOR PLAN BENEFITS        $3,229,011        2,231,947
                                              ==========        =========


See accompanying notes to financial statements.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2002 AND 2001


                                                                      2002               2001
                                                                      ----               ----
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTABLE TO:
Investment Activity:
    Dividends                                                     $    30,028              7,384
    Interest                                                            2,721                488
    Net Depreciation in Fair Value of Investments                    (670,539)            (2,002)
                                                                  -----------         ----------
          Net Investment (Loss) Income                               (637,790)             5,870
                                                                  -----------         ----------
Contributions:
    Participant                                                     1,284,899            997,370
    Employer                                                          473,435          1,234,013
                                                                  -----------         ----------
          Total Contributions                                       1,758,334          2,231,383
                                                                  -----------         ----------
Distributions:
    Distributions to Participants                                    (122,001)            (5,070)
    Trustee/Administrative Expenses                                    (1,479)              (236)
                                                                  -----------         ----------
          Total Distributions                                         123,480              5,306
                                                                  -----------         ----------
Net Increase in Net Assets Available for Plan Benefits                997,064          2,231,947
                                                                  -----------         ----------
Net Assets Available for Plan Benefits
BEGINNING OF YEAR                                                   2,231,947                 --
                                                                  -----------         ----------
END OF YEAR                                                       $ 3,229,011          2,231,947
                                                                  ===========         ==========

See accompanying notes to financial statements.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

   (1)   PLAN DESCRIPTION

         The Citibuilder 401(k) Plan for Puerto Rico (the Plan) commenced on January 1, 2001. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Citibuilder 401(k) Plan for Puerto Rico Summary Plan Description (SPD) for more complete information. Citibank, N.A. (Puerto
         Rico), a subsidiary of Citigroup Inc. (the Company), is the Plan sponsor.

         On March 27, 2002, Travelers Property Casualty Corp. (TPC), previously a wholly owned subsidiary of the Company, sold 231 million shares of its class A common stock representing approximately 23.1% of its outstanding equity securities in an initial public offering (IPO). On August 20, 2002, the Company distributed to its shareholders an additional 66.9% of TPC shares previously owned, in a tax-free distribution. The Company's distribution of TPC was treated as a dividend to shareholders for accounting purposes.

         Effective August 22, 2002, TPC and its subsidiaries (collectively, TAP) ceased to be participating employers in the Citigroup 401(k) Plan. Effective August 23, 2002, the account balances of active employees of TPC who were employed as of August 20, 2002 were transferred to a tax-qualified defined contribution plan adopted by TAP in accordance with the terms of the intercompany agreement dated March 26, 2002 by TPC, the Travelers Insurance Company, and the Company.

         (A)  GENERAL

              The Plan is a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Puerto Rico Internal Revenue Code of 1994 (PRIRC).

         (B)  EMPLOYEE CONTRIBUTIONS

              An eligible employee is defined as an employee of a Citigroup Inc. related company, as defined in the SPD, residing and working in Puerto Rico whose compensation is reported on a Form 499R-2/W-2PR wage reporting statement issued by that contributing company. An eligible employees may elect to have a portion of his or her total compensation, including overtime, and periodic incentive bonuses reduced each pay period, in any 1% increment, by an amount from 1% to 10% of his or her compensation up to $8,000, as pre-tax contributions. Employee pre-tax contributions and employer contributions (described below), as well as the earnings thereon, are taxed to the participant at the time of distribution.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001


         (C)  EMPLOYER CONTRIBUTIONS

              Effective January 1, 2002, due to a change in plan provisions, Company Matching Contributions replaced Special Company Contributions, 5% discount on Citigroup Common Stock Funds and Citibuilder Company Contributions.

              COMPANY MATCHING CONTRIBUTIONS

              If the participant is an eligible employee whose qualifying compensation is $100,000 or less, his or her maximum Company Matching Contributions will be the lesser of $1,500 or 3% of his or her total eligible pay, provided he or she contributes to the Plan, as shown on the following chart:

                 CITIBUILDER 401(K) PLAN FOR PUERTO RICO COMPANY MATCHING CONTRIBUTION FOR 2002 TO BE PAID TO PARTICIPANTS IN 2003

              If qualifying compensation for     For each $1 contributed by    To a maximum of:
              the prior year is:                 the participant, the
                                                 Company will contribute:
              $0 to $50,000                                   $3               The lesser of 3% of
              $50,000.01 - $  75,000                          $2               eligible pay or $1,500
              $75,000.01 - $100,000                           $1               annually
              Greater than $100,000              No matching contributions
                                                 will be made.

              The following is a description of the three types of employer contributions that applied to the plan year ended December 31, 2001 (2001 Plan Year):

              SPECIAL COMPANY CONTRIBUTIONS

              For the 2001 Plan Year, the Company contributed $350 for each full-time eligible employee (only employees of Smith Barney Puerto Rico, Inc.) earning $40,000 or less per annum who was employed by the Company at December 31, 2001 and had at least one year of service. In addition, in the 2001 Plan Year, the Company contributed $175 for each part-time eligible employee employed by the Company as of December 31, 2001 and had at least one year of service, and who earned an hourly rate of less than or equal to $20 per hour as of December 31, 2001.

              The Company's employees earning more than $40,000 per annum were not eligible to receive Special Company Contributions. Additionally, employees employed as retail financial consultants of Salomon Smith Barney were not eligible to receive Special Company Contributions.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

              5% DISCOUNT ON CITIGROUP COMMON STOCK FUNDS

              For the 2001 Plan Year, the Company made contributions on behalf of eligible participants who elected to have pre-tax contributions invested in the Citigroup Common Stock Fund by having such contributions invested at a 5% discount from the fair value of such stock. Employees of Citibank, Citigroup Corporate (excluding the Citigroup Investment Group), and the Citistreet LLC Total Benefits Outsourcing (TBO) and Institutional Division (ID) groups were not eligible for the 5% discount.

              CITIBUILDER COMPANY CONTRIBUTIONS

              For the 2001 Plan Year, the Company provided a contribution to the Citigroup Common Stock Fund on behalf of eligible participants as defined in the SPD on the basis of their total compensation as defined by the Plan. Participants credited with at least one year of service and employed on December 31, 2001 received Citibuilder Company Contributions as shown on the following chart:

              IF THEIR ELIGIBLE PAY WAS:         % OF ELIGIBLE PAY:
              Up to $49,999.99                   3% (regardless of whether or not they contributed).
              $50,000 - $99,999.99               Up to 3%.
                                                 For each $1 participants
                                                 contributed, the Company
                                                 contributed $1, up to 3% of
                                                 their eligible pay.
              $100,000 - $249,999.99             Up to 2% (on eligible pay of up to $170,000).
                                                 For each $1 participants contributed,
                                                 the Company contributed 50 cents, up to
                                                 2% of their eligible pay.
              $250,000 and above                 There were no Citibuilder Company Contributions.

              Participants must have been employed by Citibank, N.A., Citicorp Finance PR, Inc., CCSCI, Inc, CitiSeguros Puerto Rico, Inc. CFMC, Inc., Associates International Holding Corporation or Citicorp Financial Services Corporation, to be eligible to receive Citibuilder Company Contributions for the 2001 Plan Year. Effective July 1, 2001, Salomon Smith Barney (SSB) employees working in Puerto Rico began participating in the Plan. These participants received Special Company Contributions and 5% discount for Plan Year 2001, provided they were otherwise eligible for such contributions as set forth in the Plan.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

       (D)    VESTING

              A participant becomes vested in his or her employer contributions:

              - Upon completion of three years of service. Once three years of service have been attained, any employer contributions made on a participant's behalf will be immediately vested.

              - If a participant reaches age 55, dies or becomes disabled while in service.

              - In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.

              Once a participant is vested in his or her employer contributions, those contributions will be available for distribution or rollover once he or she leaves the Company.

              Although it has not expressed any intention to do so, Citibank, N.
              A. (Puerto Rico), a subsidiary of the Company, has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the participants' accounts shall become 100% vested; and therefore, will not be subject to forfeiture.

       (E)    INVESTMENTS

              Banco Popular de Puerto Rico is the Trustee of the Plan. All contributions to the Plan are held in a Trust Fund established under the Plan, and as of December 31, 2002, participants are invested in one or more of twenty-two investment funds plus two closed funds as discussed below.

              In connection with the TPC spin off, two stock funds, TAP A Stock Fund and TAP B Stock Fund were added as investment choices to the Plan.

              Participants are permitted to transfer funds from TAP Stock Funds to the Citigroup Common Stock Fund. Participants are also permitted to transfer funds from TAP funds to other funds. However, participants are not allowed to transfer amounts into either TAP A Stock Fund or TAP B Stock Fund from any other investment choices.

              Effective August 22, 2003, TAP A Stock Fund and TAP B Stock Fund will be eliminated, with any participant investments remaining in the TAP funds being transferred to the Citi Institutional Liquid Reserve Fund.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

       (F)    ROLLOVER AND TRANSFER CONTRIBUTIONS

              The Plan permits participants to have their interests in other Puerto Rico qualified profit-sharing plans transferred to the Plan. However, rollovers from an IRA are not permitted under Puerto Rico law. Transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

       (G)    LOANS

              Subject to the Plan's provisions and the requirements contained within ERISA and PRIRC, participants may apply for up to two loans from the Plan at an annual interest rate equal to the prime rate, as published in The Wall Street Journal for the first business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $500, the maximum of which would be 50% of the participant's vested account balance up to $50,000, less the highest outstanding loan balance in the last twelve months.

              Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Loan terms range from 1 to 5 years for general purpose loans or up to 20 years for the purchase of a primary residence.

       (H)    WITHDRAWALS

              Prior to termination of employment, a participant may withdraw, subject to the Plan's notice requirements, all or a portion of the value of his or her rollover contributions account, all or any portion of the vested value of his or her account if the participant has attained age 59-1/2 or becomes totally and permanently disabled, or all or a certain portion of the value of his or her contributions account in the event of demonstrated financial hardship, subject to the Plan's provisions.

              Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account. Withdrawals from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant.

              Fractional shares and withdrawals from other funds are paid in cash.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

       (I)    DISTRIBUTIONS

              A participant, after leaving the Company, can have the total of his or her account distributed in a lump-sum payment, or if the vested account balance is greater than $5,000, in installments or annuities.

              Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account. Distributions from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant.

              Fractional shares and distributions from other funds are paid in cash.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    ACCOUNTING METHOD

              The financial statements of the Plan have been prepared on the accrual basis of accounting.

       (B)    INVESTMENT VALUATION AND INCOME RECOGNITION

              Plan investments are stated at fair value, except for short-term money market investments and participant loans, which are valued at cost plus interest received which approximates fair value. Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price.

              The shares of common stock held by the Citigroup Common Stock Fund and the TPC Class A and Class B Common Stock Funds are valued at the last reported sale price on the New York Stock Exchange for the last business day of the year. The shares of the mutual and commingled funds are valued at the net asset value per share as reported by the sponsor of the fund.

              U.S. Government and Agency Obligations are valued based upon bid quotations for identical or similar obligations. Guaranteed Investment Contracts and Guaranteed Annuity Contracts are currently valued at cost, which approximates fair market value. Participant loans are valued at cost, which approximates fair market value.

              Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

       (C)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (D)    USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates.

       (E)    MARKET RISK

              The Plan offers a number of investment options including Citigroup Common Stock, TPC Common Stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect the changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

       (F)    CREDIT RISK

              The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twenty-one participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund and TPC Common Stock Funds, which primarily invest in securities of a single issuer.

                    CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

(3)    INVESTMENTS

       A summary of the Plan's investments as of December 31, 2002 and 2001 is listed below. Investments that represent more than 5% of the Plan's net assets are separately identified:

                                                                  2002                    2001
                                                                  ----                    ----
         Investments at fair value as determined
           by quoted market prices:
         Citigroup Common Stock                              $  1,273,070  *            249,140  *
         Other Common Stock                                        56,525                    --
         U.S. Government and Agency Obligations                    53,411                 3,197
         Corporate Bonds                                           36,975                 2,026
         Foreign Bonds                                              3,035                   122
         Delaware Bankers Trust Index 500 Fund                     59,006                    --
         Smith Barney Aggressive Growth Fund                      240,129  *            179,319  *
         Smith Barney Money Funds Inc.                            236,717  *             63,316
         Smith Barney Appreciation Fund                            84,267                56,356
         Smith Barney Large Cap Growth Fund                       133,980               105,844
         Smith Barney Large Cap Value Fund                        115,647               101,816
         Smith Barney Investor Funds Government
            Securities Fund                                       112,041                    --
         Other Mutual and Commingled Funds                        229,481  *            216,880  *
                                                             ------------               -------
                                                                2,634,284               978,016
       Investments at Contract Value

         Short Term Investment Fund                                16,421                 1,842
         Guaranteed Investment Contracts                           65,289                17,708
         Participant Loans                                         39,084                    --
                                                             ------------               -------
                                                                  120,794                19,550
                                                             ------------               -------
       Total Investments                                     $  2,755,078               997,566
                                                             ============               =======

       * These investments represent 5% or more of the Plan's net assets.

       The crediting rates for Guaranteed Investment Contracts as of December 31, 2002, and December 31, 2001, ranged from 3.35% to 7.35% and from 5.75% to 7.31%, respectively.

       During the years ended December 31, 2002 and 2001, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $670,539 and $2,002 respectively, as follows:

                                      2002            2001
                                      ----            ----
Common stock                       $(455,585)         5,366
Mutual and commingled funds         (221,028)        (7,336)
Bonds                                  6,074            (32)
                                   ---------         ------
                                   $(670,539)        (2,002)
                                   =========         ======

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

(4)      NON-PARTICIPANT DIRECTED INVESTMENTS

         Citibuilder Company Contributions and Company Matching Contributions paid to the Plan on behalf of a participant must stay in the Citigroup Common Stock Fund for five Plan years. After five Plan years, the restriction on the contribution made five years previously lapses, and that portion of contributions and its earnings can be transferred to any of the available investment options.

         This five-year restriction also lapses when the participant reaches age
         55. Once a participant is vested in his or her contributions, the funds are available for distribution or withdrawal in accordance with the terms of the Plan.

         Information about the net assets and significant components of the changes in the net assets relating to non-participant directed investments is as follows:

                                                                      DECEMBER 31,
                                                                      ------------
                                                                 2002              2001
                                                                 ----              ----
         Net Assets:
          Common Stock                                       $ 1,013,321                --
          Employer Contributions Receivable                  $   473,435         1,234,013

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                                 2002              2001
                                                                 ----              ----
          Changes in Net Assets:
          Employer Contributions, Net of Forfeitures         $   473,435         1,234,013
          Investment Income                                  $  (196,085)               --
          Benefits Paid                                      $   (24,607)               --


  (5)    FEDERAL INCOME TAX CONSEQUENCES

         The Plan has applied for but has not yet received a qualification letter from the Puerto Rico Department of Treasury stating that the Plan as designed is in compliance with the applicable requirements of PRIRC. The Plan Administrator and the Plan's Legal Counsel believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the PRIRC, and that, therefore, the Plan qualifies as tax-exempt under Section 1165(a) of PRIRC and the related trust continues to be tax-exempt as of December 31, 2002. Therefore, no provision for income taxes is included in the Plan's financial statements.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

(6)      RELATED PARTY TRANSACTIONS (PARTIES IN INTEREST)

         Certain Plan investments are shares of common stock issued by the Company. Citibank, N.A. (Puerto Rico), a subsidiary of the Company, is the Plan sponsor as defined by the Plan.

         Certain Plan investments are shares of registered investment companies (mutual funds, stock funds and investment contracts) that are valued by Mutual Management Corporation, a subsidiary of Salomon Smith Barney Holdings Inc., and Salomon Brothers Asset Management, Inc. Both are subsidiaries of the Company.

         Certain Plan investments are shares of commingled trust funds managed by State Street Bank and Trust (State Street) and common stock issued by State Street. State Street is the custodian of the Plan's assets.

         On April 4, 2000, the Company and State Street Corporation announced the formation of CitiStreet, a joint venture. CitiStreet provides administrative, outsourcing, investment management and investment advisory services to the employee benefit plans of corporate, governmental and other organizations. Effective January 1, 2001, CitiStreet began managing the administration and recordkeeping for the Plan.

(7)      SUBSEQUENT EVENTS

         Effective April 21, 2003, four new funds were added to the Plan as part of their investment options. Consequently, funds with duplicate objectives were eliminated from the Plan.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

       The four funds that were added to the Plan are:

                   1. Citi Institutional Liquid Reserves Fund
                   2. Smith Barney Fundamental Value Fund
                   3. Smith Barney Small Cap Value Fund
                   4. Wasatch Small Cap Growth Fund

       The four funds listed in the left column below were eliminated. Balances that remained in these funds were automatically transferred to the corresponding funds listed in the right column below:

       BALANCES IN ANY OF THESE FUNDS:                WERE AUTOMATICALLY TRANSFERRED TO
                                                      THESE FUNDS:
       - Smith Barney Money Funds Cash Portfolio      - Citi Institutional Liquid Reserves Fund
         Fund

       - Smith Barney Diversified Strategic Income    - Fixed-Income Securities Fund
         Fund

       - Smith Barney Large Cap Value Fund            - Salomon Brothers Investors Value Fund

       - Smith Barney International All Cap Growth    - EuroPacific Growth Fund
         Fund

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO          SCHEDULE 1
          SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2002

                                                              MATURITY         NUMBER OF                     MARKET VALUE
IDENTITY OF ISSUE                               RATE            DATE           SHARES           COST          12/31/02
-----------------                               ----            ----           ------           ----          --------
STATE STREET BANK
*State Street Bank Short-Term Investment Fund    1.346%        12/31/2030           16,421         $16,421          $16,421

COMMON STOCK

*Citigroup Inc.                                                                     36,177         573,958        1,273,070
*Travelers Property Casualty Corporation
 Class B                                                                             1,030          17,936           15,094
*Travelers Property Casualty Corporation
 Class A                                                                             2,828          52,997           41,431
                                                                                               -----------   --------------
                                                                                                   644,891        1,329,595
                                                                                               -----------   --------------
U.S. GOVERNMENT AND AGENCY OBLIGATIONS

Federal Home Loan Banks                          6.250%         8/13/2004              903             933              966
Federal Home Loan Mortgage Corp.                 5.500%        12/31/2099            2,257           2,313            2,339
Federal Home Loan Mortgage Corp.                 6.875%         1/15/2005            3,198           3,480            3,519
Federal Home Loan Mortgage Corp.                 6.250%         7/15/2004            3,010           3,216            3,224
Federal Home Loan Mortgage Corp.                 6.000%         6/15/2011            1,430           1,595            1,619
Federal Home Loan Mortgage Corp.                 5.500%         7/15/2006            6,321           6,896            6,948
Federal National Mortgage Association            6.500%         11/1/2012               37              37               39
Federal National Mortgage Association            6.500%         11/1/2012               56              56               59
Federal National Mortgage Association            6.500%          8/1/2012                6               6                6
Federal National Mortgage Association            6.500%         12/1/2012              146             147              154
Federal National Mortgage Association            5.125%         2/13/2004            2,521           2,597            2,626
Federal National Mortgage Association            6.375%         6/15/2009              489             517              566
Federal National Mortgage Association            6.000%         5/15/2008              613             638              695
Federal National Mortgage Association            7.000%         7/15/2005            3,922           4,189            4,397
Federal National Mortgage Association            7.500%         2/25/2029              854             884              881
United States Treasury Notes                     6.500%         2/15/2010            1,753           1,927            2,096
United States Treasury Notes                     5.625%         2/15/2006              431             459              477
United States Treasury Notes                     6.625%         5/15/2007            3,446           3,772            4,023
United States Treasury Notes                     6.125%         8/15/2007            1,227           1,347            1,410
United States Treasury Notes                     5.625%         5/15/2008            2,069           2,297            2,348
United States Treasury Notes                     5.750%         8/15/2003              611             629              628
United States Treasury Notes                     7.875%        11/15/2004            3,262           3,615            3,643
United States Treasury Notes                     5.250%         5/15/2004            1,806           1,849            1,902
United States Treasury Notes                     6.500%        10/15/2006            2,643           2,987            3,036
United States Treasury Notes                     5.750%         8/15/2010            1,260           1,326            1,449
United States Treasury Notes                     5.750%        11/15/2005              941           1,030            1,040
United States Treasury Notes                     5.000%         8/15/2011            2,897           3,039            3,177
United States Treasury Bills                     0.001%         3/20/2003              141             140              144
                                                                                               -----------   --------------
                                                                                                    51,921           53,411
                                                                                               -----------   --------------

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO          SCHEDULE 1
          SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2002

                                                                MATURITY           NUMBER OF                     MARKET VALUE
IDENTITY OF ISSUE                                RATE             DATE               SHARES          COST          12/31/02
-----------------                                ----             ----               ------          ----          --------
CORPORATE BONDS
Alcoa Inc.                                       5.875%          6/1/2006              128            $128             $140
All State Corp                                   7.200%         12/1/2009              451             517              524
AOL Time Warner Inc.                             6.125%         4/15/2006              143             143              148
AT&T Wireless Services Inc.                      7.875%          3/1/2011              301             281              303
Atlantic Richfield Co.                           5.900%         4/15/2009              704             692              783
AXA Financial Inc.                               7.750%          8/1/2010              613             652              694
Bank of America                                  7.125%         9/15/2006              542             576              618
Bayerische Landesbank                            5.875%         12/1/2008              576             559              625
Bellsouth Corp.                                  5.000%        10/15/2006               94              94              100
Boeing Capital Corporation                       6.100%          3/1/2011              145             141              150
Boeing Capital Corporation                       6.500%         2/15/2012              150             162              160
Bristol Myers Squibb Co.                         4.750%         10/1/2006               75              75               79
British Telecommunications Plc.                  8.125%        12/15/2010              271             286              325
Burlington Northern Santa Fe                     7.125%        12/15/2010              685             688              790
Capital One Bank                                 6.875%          2/1/2006              316             300              306
Capital One Master Tr.                           4.900%         3/15/2010              357             357              374
*Cit Group Inc.                                  7.375%          4/2/2007              348             359              379
Comcast Cable Communications                     6.375%         1/30/2006              301             289              315
Comcast Cable Communications                     6.750%         1/30/2011              145             142              151
Comcast Cable Communications Inc.                6.875%         6/15/2009              339             338              360
Conagra, Inc.                                    6.000%         9/15/2006              722             720              790
Continental Airlines Pass Through Trust          7.918%          5/1/2010              169             149              150
Cox Communications Inc., new                     7.750%         11/1/2010              188             206              214
Credit Suisse First Boston USA                   6.125%        11/15/2011              216             214              226
CSX Corp.                                        6.250%        10/15/2008              685             683              761
DaimlerChrysler NA Holdings                      6.400%         5/15/2006              188             193              203
Devon Financing Corp. ULC                        6.875%         9/30/2011               94              94              105
Discover  Card Maser Tr. I                       5.300%        11/16/2006              576             575              603
EOP Oper. Ltd. Partnership                       6.800%         1/15/2009              632             621              686
ERAC USA Financing Co.                           8.000%         1/15/2011              357             363              411
Federal National Mortgage Association            7.000%        12/25/2041            1,116           1,165            1,196
Fedex Corp                                       6.875%         2/15/2006              542             548              601
Ford Motor Car Corp.                             7.375%        10/28/2009              747             766              740
Ford Motor Car Corp.                             6.875%          2/1/2006              715             702              716
France Telecom SA                                8.700%          3/1/2006              145             145              159
General Electric Cap Corp.                       8.850%          4/1/2005              480             536              545
General Electric Cap Corp.                       5.875%         2/15/2012              640             683              684

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO          SCHEDULE 1
          SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2002

                                                                MATURITY            NUMBER OF                     MARKET VALUE
IDENTITY OF ISSUE                                RATE             DATE               SHARES           COST          12/31/02
-----------------                                ----             ----               ------           ----          --------
General Mills Inc.                               5.125%         2/15/2007              395            $394             $420
General Motors Acceptance Corp.                  6.750%         1/15/2006              941             965              976
Goldman Sachs Group Inc.                         6.650%         5/15/2009              677             744              747
Goldman Sachs Group Inc.                         6.875%         1/15/2011              290             289              323
Household Finance Corp.                          7.200%         7/15/2006              316             330              342
Household Finance Corp.                          6.500%         1/24/2006              301             299              321
Household Finance Corp.                          5.750%         1/30/2007              640             636              669
International Business Machines                  5.375%          2/1/2009              542             512              585
International Paper Co.                          8.125%          7/8/2005              107             116              120
J.P. Morgan & Co. Inc.                           6.700%         11/1/2007              150             161              165
J.P. Morgan & Co. Inc.                           5.750%         2/25/2004              357             370              373
Kellogg Co.                                      6.000%          4/1/2006              357             352              387
Lehman Brothers Holdings Inc.                    7.250%        10/15/2003              357             373              373
Lehman Brothers Holdings Inc.                    8.250%         6/15/2007               77              90               91
Lehman Brothers Holdings Inc.                    7.000%          2/1/2008              149             167              168
Lockheed Martin Corp.                            8.200%         12/1/2009              357             413              442
March and McLennan Cos. Inc.                     6.625%         6/15/2004              613             629              655
MBNA Master Card Tr. II                          5.800%        12/15/2005              542             551              554
Mellon Financial Co.                             6.000%          3/1/2004              504             509              528
Merrill Lynch & Co. Inc.                         6.150%         1/26/2006              292             316              315
Morgan Stanley Group Inc.                        6.100%         4/15/2006              395             394              430
National Australia Bank, Ltd.                    8.600%         5/19/2010              594             665              750
National Rural Utils Coop Finance                7.250%          3/1/2012              542             550              621
Nomura Asset Securities Corp.                   12.000%         3/15/2030              432             438              466
Norwest Financial Inc.                           5.625%          2/3/2009              649             609              688
Pemex Financial Ltd.                             7.330%         5/15/2012              542             556              613
Pfizer Inc.                                      3.625%         11/1/2004              632             638              652
Phillips Pete Co.                                8.750%         5/25/2010              685             798              857
Progress Energy Inc.                             7.100%          3/1/2011              263             286              290
PSEG Power LLC                                   7.750%         4/15/2011               32              32               34
Raytheon Co.                                     6.750%         8/15/2007              583             629              647
Royal KPN NV                                     8.000%         10/1/2010              188             200              220
Safeway, Inc.                                    6.500%          3/1/2011              181             185              197
SBC Communications Inc.                          5.750%          5/2/2006              320             344              347
Sears Roebuck Accep Corp.                        6.560%        11/20/2003              357             364              362
Sprint Cap Corporation                           7.625%         1/30/2011              301             280              286
Toyota Motor Car Corp.                           5.500%        12/15/2008              613             578              666
Unilever Capital                                 7.125%         11/1/2010              145             158              171

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO          SCHEDULE 1
          SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2002

                                                                MATURITY            NUMBER OF                     MARKET VALUE
IDENTITY OF ISSUE                                 RATE            DATE               SHARES          COST           12/31/02
-----------------                                 ----            ----               ------          ----           --------
Union Pacific Corp                               6.500%         4/15/2012              395            $394             $444
Verizon Global Funding Corp.                     7.250%         12/1/2010              677             734              771
Viacom, Inc.                                     7.700%         7/30/2010              132             139              156
Wachovia Corp.                                   6.250%         8/04/2008              433             468              480
Wal Mart Stores Inc.                             6.550%         8/10/2004              632             657              679
Washington Mutual Bank Fa.                       6.875%         6/15/2011              395             408              443
Wells Fargo & Co., new                           6.625%         7/15/2004              451             479              483
Weyerhauser Co.                                  6.750%         3/15/2012              508             533              554
                                                                                                    ------           ------
                                                                                                    34,872           36,975
                                                                                                    ------           ------

FOREIGN BONDS
British Columbia Province Canada                 5.375%        10/29/2008              594             569              654
Deutsche Telekom Int'l                           1.000%         6/15/2010              376             418              433
Inter American Development Bank                  5.750%         2/26/2008              504             500              567
Italy Rep                                        5.625%         6/15/2012              357             357              392
Ontario Province Canada                          7.375%         1/27/2003              181             188              181
United Mexican States                            8.380%         1/14/2011              715             764              808
                                                                                                    ------           ------
                                                                                                     2,796            3,035
                                                                                                    ------           ------
MUTUAL FUNDS
CONSERVATIVE FOCUS FUND
*Daily Emerging Markets Series A                                                         3              22               22
*Russell 2000 Index SL Fund                                                              2              23               21
*Daily EAFE SL Series A                                                                  7              72               65
*Passive Bond Market Index                                                              29             401              430
*S&P 500 Flagship Series A                                                               1             178              160

MODERATE FOCUS FUND
*Daily Emerging Markets Series A                                                        92             609              573
*Russell 2000 Index SL Fund                                                             47             689              559
*Daily EAFE SL Series A                                                                193           2,170            1,716
*Passive Bond Market Index                                                             255           3,323            3,778
*S&P 500 Flagship Series A                                                              27           5,353            4,179

AGGRESSIVE FOCUS FUND
*Daily Emerging Markets Series A                                                        62             409              383
*Russell 2000 Index SL Fund                                                             31             459              374
*Daily EAFE SL Series A                                                                129           1,433            1,147
*Passive Bond Market Index                                                              57             753              842
*S&P 500 Flagship Series A                                                              18           3,554            2,797

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO          SCHEDULE 1
          SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2002

                                                               MATURITY        NUMBER OF                     MARKET VALUE
IDENTITY OF ISSUE                                  RATE          DATE            SHARES          COST          12/31/02
-----------------                                  ----          ----            ------          ----          --------
Euro Pacific Growth Fund                                                            745         $19,817         $17,124
Dimensional Investment Group, Inc.                                                  317           2,293           2,130
Delaware Bankers Trust Index 500 Fund                                             2,683          21,910          19,585
Dimensional Investment Group, Inc.                                                7,574          75,744          59,006
*Salomon Brothers Investors Funds                                                 4,823          35,252          34,825
*Salomon Brothers Capital Fund Inc.                                               2,259          42,461          33,110
*Salomon Brothers Institutional Money Market
Fund                                                                                 68           1,737           1,306
*Smith Barney Aggressive Growth Fund                                              3,663         368,359         240,129
*Smith Barney Appreciation Fund                                                   7,551         105,518          84,267
*Smith Barney Income Funds                                                        3,656          24,092          23,579
*Smith Barney Investor Funds Government
Securities                                                                       11,126         106,988         112,041
*Smith Barney World Funds Inc.                                                    2,695          27,406          27,033
*Smith Barney Large Cap Growth Fund                                               8,879         180,239         133,980
*Smith Barney Large Cap Value Fund                                               10,021         165,436         115,647
*Smith Barney Money Funds Cash Portfolio Fund                                   236,717         236,171         236,717
*SSGA Russell Index Fund 2000                                                     2,978          45,041          35,673
Templeton Developing Markets Fund                                                 1,807          18,211          18,071
                                                                                              ---------       ---------
                                                                                              1,496,123       1,211,269
                                                                                              ---------       ---------
GUARANTEED INVESTMENT CONTRACTS***
AIG Life Companies                                   5.630%      01/01/2004         186             186             186
AUSA Life Insurance Companies                        4.910%      01/07/2006       1,662           1,662           1,662
John Hancock                                         7.300%      10/01/2003         156             156             156
John Hancock                                         6.140%      01/02/2003          39              39              39
John Hancock                                         6.330%      01/02/2003          23              23              23
Monumental Life Insurance                            4.650%      12/15/2005       2,651           2,651           2,651
MetLife Insurance Company                            4.710%      11/30/2009         765             765             765
MetLife Insurance Company                            7.310%      07/05/2022          50              50              50
MetLife Insurance Company                            3.350%      06/30/2006       2,735           2,735           2,735
New York Life Insurance                              4.130%      11/30/2007         382             382             382
Principal Capital Management                         5.100%      07/01/2006       2,260           2,260           2,260
Principal Capital Management                         4.050%      04/01/2004         746             746             746
*Travelers Life Insurance Gr. 16878-2                6.450%      12/31/2049      20,275          20,275          20,275
*Travelers Life Insurance Gr. 16878                  6.000%      01/01/2099      18,481          18,481          18,481
*Travelers Life Insurance Gr. 16958                  5.960%      01/01/2099          48              48              48
*Travelers Life Insurance Gr. 17104                  5.360%      01/01/2099       2,088           2,088           2,088
*Travelers Life Insurance Gr. 17449                  6.940%      01/01/2004       2,561           2,561           2,561
*Travelers Life Insurance Gr. 17653                  7.350%      01/01/2005       2,441           2,441           2,441

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO          SCHEDULE 1
          SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2002

                                                                        MATURITY       NUMBER OF                 MARKET VALUE
IDENTITY OF ISSUE                        RATE                             DATE           SHARES         COST       12/31/02
-----------------                        ----                             ----           ------         ----       --------
*Travelers Life Insurance Gr. 8         5.200%                         01/01/2099        7,740          7,740          7,740
                                                                                                   ----------     ----------
                                                                                                       65,289         65,289
                                                                                                   ----------     ----------
* Participant Loans 39 Loans            5.25% to 5.75% Interest **                                     39,084         39,084
                                                                                                   ----------     ----------
TOTAL                                                                                              $2,351,945     $2,755,078
                                                                                                   ==========     ==========


* PARTIES IN INTEREST EXEMPT UNDER ERISA REGULATIONS. SEE NOTE 6 TO FINANCIAL STATEMENTS.

** THE INTEREST RATE ON LOANS TO PARTICIPANTS EQUALS ONE PERCENTAGE POINT ABOVE THE PRIME RATE PUBLISHED IN THE WALL STREET JOURNAL FOR THE FIRST BUSINESS DAY OF THE MONTH IN WHICH THE LOAN APPLICATION IS RECEIVED.

*** THE INTEREST RATES OF THE GUARANTEED INVESTMENT CONTRACTS RANGE FROM 3.35% TO 7.35%.

SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Date:  June 30, 2003

                                     By:       /S/ Michael E. Schlein
                                        ------------------------------------
                                               Michael E. Schlein
                                               Senior Vice President for
                                               Global Corporate Affairs,
                                               Human Resources, and
                                               Business Practices

                                  EXHIBIT INDEX

Exhibit No.              Description
-----------              -----------

23.01               Consent of KPMG LLP, Independent Auditors.

99.01 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.